PRESS RELEASE – December 19, 2007

Barrick Acquires Over 94% of Arizona Star

Barrick Gold Corporation (TSX:ABX)(NYSE:ABX) announced that it has taken up approximately 40.7 million common shares of Arizona Star Resource Corp. ("Arizona Star") which were validly deposited (and not withdrawn) to Barrick's offer to acquire all of the outstanding shares of Arizona Star (the "Offer").  These shares represent over 94% of the common shares of Arizona Star on a fully diluted basis and, accordingly, the Offer is now concluded.

It is Barrick's current intention that it will acquire all of the outstanding Arizona Star common shares not tendered to the Offer by way of a compulsory acquisition.

Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile; Kinross owns the remaining 49%. Cerro Casale is one of the world’s largest undeveloped gold and copper deposits.

Copies of the Circular for Arizona Star Resource Corp. are available on Barrick’s website at www.barrick.com and from the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACTS:	MEDIA CONTACT:
Deni Nicoski	Vincent Borg
Vice President,	Senior Vice President,
Investor Relations	Corporate Communications
Tel: (416) 307-7410	Tel: (416) 307-7477
Email: dnicoski@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE